Exhibit 99.154

CONSENT OF RICHARD WHITE

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with the Company’s Annual Information Form, dated December 20, 2012, which includes reference to my name in connection with scientific and technical information regarding the Company’s properties described therein.

/s/ Richard White
Richard White

Date: November 15, 2013